FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2020
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) WV (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angie Board 304-424-8681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street (Address) Charleston (City) WV (State) 25301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Angie Board, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
Kathy Shields
United Bank
514 Market Street
Parkersburg, WV 26101
MY COMMISSION EXPIRES MAY 02, 2025

Angie Board
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Contents




Building a better working world

Ernst & Young, LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301

Tel: +1 304 357 5974
Fax: + 1 866 264 1907
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
United Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc., (the Company) as of December 31, 2020, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.




**Building a better
working world**

Ernst + Young LLP

We have served as the Company's auditor since 1997.

March 29, 2021

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$ 16,744,228
Restricted cash	40,592
Certificates of deposit	3,968,504
Commissions and fees receivable	335,008
Other receivable	457,840
Fixed assets, net	16,260
Prepaid expenses and other assets	115,227
Total Assets	$ 21,677,659

Liabilities

Accounts payable	$ 513,977
Accrued commissions payable	333,690
Deferred revenue	510,000
Deferred tax liability, net	6,370
Total Liabilities	1,364,037

Shareholder's Equity

Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	19,713,284
Total shareholder's equity	20,313,622
Total Liabilities and Shareholder's Equity	$ 21,677,659

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2020

Revenues

Brokerage commissions	$ 7,752,112
Managed account advisory fees	3,464,868
Interest income	169,579
Other income	946,459
Total Revenues	12,333,018

Expenses

Salaries and employee benefits	6,965,912
Clearing costs	382,004
Legal and other professional fees	175,873
Data processing	180,868
Equipment	61,366
Other	518,382
Total Expenses	8,284,405

Income before income taxes	4,048,613
Income tax expense	795,957
Net Income	$ 3,252,656

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2020

	Common Stock	Paid-in Surplus	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2020	$ 500,000	$ 100,338	$ 16,460,628	$ 17,060,966
Net income	–	–	3,252,656	3,252,656
Balance at December 31, 2020	$ 500,000	$ 100,338	$ 19,713,284	$ 20,313,622

See accompanying notes.

4

United Brokerage Services, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2020

Balance at January 1, 2020	$	-
Changes during period	$	-
Balance at December 31, 2020	$	-

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities

Net income	$ 3,252,656
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	13,468
Deferred income tax expense	1,011
Changes in operating assets and liabilities:	
(Increase) Decrease in commissions and fees receivable	(104,238)
(Increase) Decrease in other receivable	(401,735)
(Increase) Decrease in prepaid expenses and other assets	(13,940)
Increase (Decrease) in Deferred revenue	510,000
Increase (Decrease) in accounts payable	310,916
Increase (Decrease) in accrued commissions payable	105,045
Net cash provided by operating activities	3,673,183

Investing activities

Receipts from maturities of certificates of deposit	7,722,399
Interest on certificates of deposit	(127,608)
Payments to purchase equipment	(7,382)
Net cash provided by investing activities	7,587,409

Net Increase in cash, cash equivalents and restricted cash	11,260,592
Cash, cash equivalents and restricted cash at January 1, 2020	5,524,228
Cash, cash equivalents and restricted cash at December 31, 2020	$ 16,784,820

Supplemental Information

Net cash paid for income taxes	$ 516,512

See accompanying notes.

6

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2020

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, Maryland, North Carolina, South Carolina, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times (1,500%) its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. The Company had net capital of $4,834,505, which is $4,584,505 in excess of its required net capital of $250,000 at December 31, 2020, and 28.2% aggregate indebtedness to net capital. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COVID-19

In March 2020, the World Health Organization declared the spread of coronavirus disease ("COVID-19") a worldwide pandemic. The COVID-19 pandemic had a negative impact on the global economy and caused volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and will continue to take steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients, and business partners. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial condition, results of operations, or cash flows in the near term; although, given the daily evolution of the pandemic and global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition, results of operations, or cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit in a bank account at United and other financial institutions and money market funds maintained on deposit with the clearing broker, all with original maturities of three months or less.

The following table provides a reconciliation of cash, cash equivalents and restricted cash that sum to the total of the same such amounts shown on the statement of cash flows at December 31, 2020.

Cash and cash equivalents	$16,744,228
Restricted cash	$ 40,592
Total cash, cash equivalents and restricted cash as shown in the statement of cash flows	$16,784,820

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Certificates of Deposit

Investments in certificates of deposit are made through the Certificate of Deposit Account Registry System (CDARS). Such certificates of deposit are held at domestic financial institutions and are fully secured by insurance coverage through the Federal Deposit Insurance

Corporation. The balance as of December 31, 2020 is $3,968,504 at 2.57%, with a maturity date of 4/8/21.

Revenue Recognition

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. Revenue is also earned on a periodic basis based on customer account balances and activity for account supervision, advisory and administrative services. The commission and fees are recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions and fees receivable based on a review of account balances. At December 31, 2020, the allowance for uncollectible commission and fees receivable is $0.

Other Receivable

A receivable in the amount of $457,840 at December 31, 2020 represents funds receivable from a provider due to qualifying for a bonus related to the year over year net increase in business. The funds were received in January 2021.

Fixed Assets

The Company's fixed assets are stated at cost less depreciation and include equipment that is depreciated using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2020 was $13,468 and is recorded in Equipment on the Statement of Income. The fixed asset cost is $361,936 and accumulated depreciation as of December 31, 2020 is $345,676.

Deferred Revenue

Deferred revenue represents the unamortized balance of a 5-year contract incentive from First Clearing. The balance of deferred revenue at December 31, 2020 was $510,000.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 19.66% for the year ended December 31, 2020. Income tax expense recorded by the Company was $795,957 for the year ended December 31, 2020. The provision for income tax expense for the year ended

December 31, 2020, consists of current income tax expense of $794,946 and deferred income tax expense of $1,011.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's net deferred tax liability is related to fixed assets ($2,925 asset) and prepaid insurance ($9,295 liability).

The Company remits to or receives from UBSI amounts payable or receivable on a monthly basis. During 2020, the Company paid $516,512 of income taxes to UBSI. As of December 31, 2020, the income tax liability due to UBSI was $275,835 and is included in Accounts payable in the accompanying statement of financial condition.

As of December 31, 2020, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2017 forward.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2020 was $181,701. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

New Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13 "Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." This amendment changes the fair value measurement disclosure requirements of ASC 820 and is the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements, which was finalized in August 2018. ASU No. 2018-13 is effective for all entities for fiscal years, and interim fiscal periods within those fiscal years, beginning after December 15, 2019. ASU No. 2018-13 was adopted on January 1, 2020 and did not have a material impact on the Company's financial condition or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses." ASU No. 2016-13 changes the impairment model for most financial assets and certain other instruments that aren't measured at fair value through net income. The standard will replace

today's "incurred loss" approach with an "expected loss" model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount under the current other-than-temporary impairment (OTTI) model. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU No. 2016-13 was adopted by the Company on January 1, 2020 and did not have a material impact on the Company's financial condition or results of operations.

3. Revenue Recognition

As discussed in Note 2, revenue from contracts with customers includes commission income and fees from managed account services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commission revenue consists of commission revenue and trails. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue transactions are recorded on the trade date when performance obligations are met. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Non-trail commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Non-trail commission revenue earned by the Company as of December 31, 2020 is $6,165,292. The Company also records revenue on a trailing basis for annuities and mutual funds. An initial commission is recorded on the trade date, with trails recorded, typically quarterly, based on the value of the account. Trail revenue earned by the Company as of December 31, 2020 is $1,586,820.

Managed Account Advisory Fees

The Company enters into arrangements with customers for managed accounts. Revenue is recorded as performance obligations are met, over the period the services are provided. The basis to calculate the transaction price is usually based on the percentage of the value of the customer asset holdings in the advisory service programs at the end of a contractually defined measurement period. The Company believes that its performance obligations are satisfied over

time because the customer is receiving and consuming the benefits as they are provided by the company. Managed account advisory fees earned by the Company as of December 31, 2020 is $3,464,868.

4. Credit Risk

There are risks inherent in recording any receivable, including risks with respect to the period of time over which the receivable may be paid in dealing with individual customers. The Company seeks to mitigate the risk by adhering to prudent approval practices. Although the Company believes that its risk management practices are appropriate, the Company may incur losses due to business activities.

5. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. For the year ended December 31, 2020, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

The Company has a checking account with United. The balance in the account at December 31, 2020 was $15,981,214 and is included in Cash and Cash Equivalents on the accompanying statement of financial position.

The Company has an employee who also performs duties for United. United reimburses the Company for salaries paid to the employee on United's behalf. Salaries paid by Brokerage and subsequently reimbursed by United for the year ended December 31, 2020 were $ 26,408.

6. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2020, the amounts to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

7. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques based on whether they are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and Cash Equivalents:				
Money Market Funds............	$ 236,029	$0	$0	$ 236,029
Total Assets at Fair Value..........	$ 236,029	$0	$0	$ 236,029

The fair value of cash and cash equivalents and certificates of deposit approximate carrying value. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

8. Accrued Commissions Payable

Accrued commissions payable represents commission due to brokers/advisors, sales managers, and platform workers from the Company related to December 2020 commission revenue. The amount payable at December 31, 2020 was $333,690 and is listed as a separate line item on the statement of financial condition. Commissions were remitted in January 2021.

9. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through March 29, 2021, the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. There have been no subsequent events that have occurred during that time period that would require adjustment to, or disclosure in, the financial statements as of and for the year ended December 31, 2020.

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020

Shareholder's equity	$ 20,313,622
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	103,959
Restricted cash	40,592
Nonallowable receivables	179,626
Fixed Assets	16,260
Other assets	15,132,483
Total deductions and/or charges	15,472,920
Net capital before haircuts on securities positions	4,840,702
Haircut on securities positions	6,197
Net capital	$ 4,834,505
Minimum net capital requirement – the greater of	
$250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 4,584,505
Aggregate indebtedness	$ 1,364,037
Ratio of aggregate indebtedness to net capital	0.282 to 1

Reconciliation to Net Capital per original December 31, 2020 Part IIA FOCUS filing

Net Capital as of 12/31/2020 as reported on original unaudited FOCUS IIA	$19,777,054
Plus: Adjustment for unrecorded receivable	457,840
Less: Adjustment related to income taxes payable associated with unrecorded receivable	(65,837)
Less: Adjustment for unrecorded liability	(1,698)
Plus: Adjustment related to income taxes benefit associated with unrecorded liability	244
Less: Adjustment related to income taxes payable	(211,883)
Less: Change in nonallowable assets	(15,121,214)
Audited Net Capital as of 12/31/2020	$4,834,505

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

    A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

    B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3



Ernst & Young, LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301

Tel: +1 304 357 5974
Fax: + 1 866 264 1907
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
United Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which United Brokerage Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 15c3-3(k): (2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020, except as described in its exemption report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3 . A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.



EY

Building a better working world

Ernst & Young, LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301

Tel: +1 304 357 5974
Fax: + 1 866 264 1907
ey.com

Ernst + Young LLP

March 29, 2021



UNITED BROKERAGE
Services, Inc.

United Brokerage Services, Inc. Exemption Report

United Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2020 to December 31, 2020 except as described below.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

(4) The Company noted the following exceptions to the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2020 to December 31, 2020.

Description of Exception	Date of Exception
1) Check was received on 2/10/2020 (Monday) and was not deposited before noon the following business day due to technical issues with Smartstation and advisor awaiting principal approval. (Maintained 3 business days)	Thursday 2/13/2020
2) Check was received on 2/18/2020 (Tuesday) and was not deposited before noon the following business day due to advisor awaiting principal approval. (Maintained 1 business day)	Wednesday 2/19/2020
3) Check was received on 3/2/2020 (Monday) and was not deposited before noon the following business day. (Maintained 1 business day)	Tuesday 3/3/2020
4) Check was received on 3/9/2020 (Monday) and was not deposited before noon the following business day due to client's request to hold funds due to market conditions. (Maintained 8 business days)	Wednesday 3/18/2020
5) Check was received on 12/4/2020 (Friday) and was not deposited before noon the following business day due to advisor awaiting principal approval. (Maintained 1 business day)	Monday 12/7/2020

Member FINRA/SIPC   United-Brokerage.com

<u>United Brokerage Services, Inc.</u>
I, Angie Board, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
March 29 , 2021